EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Nine Months Ended
	2003	2004	2005	2006	2007	9/30/2008	9/30/2008
EARNINGS
Income Before Income Taxes, Minority Interest Expense and Equity Earnings	$142,199	$127,417	$114,341	$138,289	$87,333	$99,065	$90,693
Fixed Charges (as below)	67,012	58,094	55,808	63,242	79,435	94,462	77,005
Total Earnings	$209,211	$185,511	$170,149	$201,531	$166,768	$193,527	$167,698

FIXED CHARGES
Interest Expense	$64,105	$54,261	$50,089	$55,213	$60,619	$68,999	$57,071
Credit for Allowance for Borrowed Funds Used During Construction	608	312	1,198	2,208	9,795	16,442	13,168
Trust Dividends	(201)	(179)	(179)	(179)	(179)	(179)	(134)
Estimated Interest Element in Lease Rentals	2,500	3,700	4,700	6,000	9,200	9,200	6,900
Total Fixed Charges	$67,012	$58,094	$55,808	$63,242	$79,435	$94,462	$77,005

Ratio of Earnings to Fixed Charges	3.12	3.19	3.04	3.18	2.09	2.04	2.17